UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LIBERTY LATIN AMERICA LTD.
(Name of Issuer)

Class A common shares, par value $0.01 per share
(Title of Class of Securities)

Class A common shares: G9001E 102
(CUSIP Number)

Balan Nair

c/o Liberty Latin America Ltd. 1550 Wewatta Street, Suite 800 Denver, CO 80202 (303) 925-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9001E 102 (Class A common shares)

1.	Names of Reporting Persons Balan Nair

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common shares: 1,034,912 (1), (2), (3)

	8.	Shared Voting Power Class A common shares: 0

	9.	Sole Dispositive Power Class A common shares: 1,034,912 (1), (2), (3)

	10.	Shared Dispositive Power Class A common shares: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common shares: 1,034,912 (1), (2), (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Class A common shares: 2.4% (4), (5)

14.	Type of Reporting Person (See Instructions) IN

(1)    Includes 90,749 Class A common shares that are issuable upon vesting of restricted share units within 60 days after the date of filing of this Schedule 13D (the “Filing Date”).

(2)    Includes Class A common shares issuable upon conversion of 105,000 Class B common shares held by Balan Nair (the “Reporting Person” or “Mr. Nair”) on February 15, 2023 and 187,500 Class B common shares that are issuable upon vesting of performance share units within 60 days after the Filing Date. Each Class B common share is convertible, at the option of the holder, into one Class A common share.

(3)    Excludes share appreciation rights to acquire Class A common shares held by Mr. Nair, all of which have an exercise price that exceeded the closing market price of Class A common shares on February 15, 2023.

(4)    Based upon approximately 42.3 million Class A common shares and 2.1 million Class B common shares, in each case, outstanding as of January 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023, and, as required by Rule 13d-3 under the Securities Exchange Act of the 1934, as amended, the exercise of all rights to acquire Class A common shares held by the Reporting Person and exercisable within 60 days after the Filing Date.

(5)    Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 5.7% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 4 and assuming that the Reporting Person has not converted any of his Class B common shares into Class A common shares.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.  )

Statement of

BALAN NAIR

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY LATIN AMERICA LTD.

Item 1. Security and Issuer.

Balan Nair (the “Reporting Person” or “Mr. Nair”) is filing this statement on Schedule 13D (the “Statement”) with respect to the Class A common shares, par value $0.01 per share (the “Class A common shares”), of Liberty Latin America Ltd., an exempted Bermuda company limited by shares (the “Issuer”), beneficially owned by Mr. Nair.

The Issuer’s executive offices are located at (i) Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (ii) 1550 Wewatta Street, Suite 800, Denver, CO 80202.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the Class A common shares issuable upon the conversion of the Class B common shares, par value $0.01 per share (the “Class B common shares”), of the Issuer. At the option of the holder, each Class B common share is convertible into one Class A common share. Class A common shares are not convertible. The holders of Class A common shares and Class B common shares generally vote together as a single class with respect to all matters submitted to be voted on by the shareholders of the Issuer, as set forth in the Issuer’s memorandum of association and bye-laws. The holders of Class B common shares are entitled to ten votes per share and the holders of Class A common shares are entitled to one vote per share.

On February 15, 2023, the compensation committee of the Issuer’s board of directors determined that Mr. Nair met the performance objectives assigned to his award of 187,500 Class B common share performance share units (“PSUs”), and such PSUs will vest on March 15, 2023. Mr. Nair is filing this Statement to report his acquisition of beneficial ownership of the 187,500 Class B common shares underlying the PSUs, which will cause his voting power in the Issuer to increase to 5.7% as described more fully in Item 5(a) below.

Item 2. Identity and Background.

The reporting person is Mr. Nair, whose business address is c/o Liberty Latin America ltd., 1550 Wewatta Street, Suite 800, Denver, CO 80202. Mr. Nair is a member of the Issuer’s board of directors and is the President and Chief Executive Officer of the Issuer.

During the period from the date five years prior to February 15, 2023 through the date this Statement is filed with the SEC, Mr. Nair has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Nair is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Nair has acquired beneficial ownership of the following shares through open market purchases using personal funds and through compensatory arrangements with the Issuer in consideration for his service as an officer:

Class A common shares: 742,412(1)
Class B common shares: 292,500(2)
(1) Includes 90,749 Class A common share restricted share units (“RSUs”) scheduled to vest within 60 days after the date of filing of this Schedule 13D (the “Filing Date”).

(2) Includes 187,500 Class B common share PSUs scheduled to vest within 60 days after the Filing Date.

Item 4.  Purpose of Transaction.

Mr. Nair acquired beneficial ownership of the common shares reported on this Statement pursuant to various transactions, including compensatory arrangements in connection with his service to the Issuer and through open market purchases.  Mr. Nair holds and has acquired these common shares for investment purposes.

Except as otherwise described in this Statement, Mr. Nair does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Nair is the President and Chief Executive Officer of the Issuer and a member of its board of directors.  As a result, Mr. Nair regularly has discussions with members of the Issuer’s management, board members, current and prospective shareholders of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties, which discussions from time to time may relate to management, governance and board composition, the Issuer’s capitalization, operations, financial condition and accounting or strategic transactions.

Mr. Nair reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Nair; estate planning and tax considerations; and market conditions (including the trading prices of the common shares) and general economic and industry conditions, Mr. Nair may take such actions with respect to his investments in the Issuer as he deems appropriate. Such actions may include, without limitation: purchasing or otherwise acquiring additional common shares or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of share appreciation rights or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings in open market or privately negotiated transactions, or otherwise changing his intention with respect to any and all matters referred to in the second paragraph of this item.

The information contained in Item 6 of this Statement is incorporated into this Item 4 by reference.

Item 5.   Interest in Securities of the Issuer.

(a)     Mr. Nair may be deemed to beneficially own Class A common shares and Class B common shares of the Issuer as follows:

Class	Actual Ownership		Deemed Beneficial Ownership
	Number	Class Percentage (1)	Number	Class Percentage (1) (2)
Class A common shares	651,663	1.5%	1,034,912 (2) (3) (4) (5)	2.4% (2) (3) (4) (5)
Class B common shares	105,000	5.1%	292,500 (6)	13.0% (4) (6)
(1)Based upon approximately 42.3 million Class A common shares and 2.1 million Class B common shares, in each case, outstanding as of January 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023.

(2)Includes, as required by Rule 13d-3 under the Exchange Act, 90,749 Class A common shares issuable upon vesting of RSUs held by Mr. Nair and 187,500 Class B common shares issuable upon vesting of PSUs held by Mr. Nair, in each case, within 60 days after the Filing Date.

(3)Includes (a) 90,749 Class A common shares issuable upon vesting of RSUs within 60 days after the Filing Date, (b) 105,000 Class A common shares issuable upon conversion of 105,000 Class B common shares held by Mr. Nair as of February 15, 2023, and (c) 187,500 Class A common shares issuable upon conversion of 187,500 Class B common shares underlying PSUs that are scheduled to vest within 60 days after the Filing Date.

(4)Each Class B common share is convertible, at the option of the holder, into one Class A common share. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. These two classes of shares generally vote together as a single class on all matters. Accordingly, in the election of directors of the Issuer, Mr. Nair may be deemed to beneficially own voting equity securities representing approximately 5.7% of the voting power of the Issuer, based on the number of shares outstanding specified above and assuming that Mr. Nair has not converted any of his Class B common shares into Class A common shares.

(5)Excludes share appreciation rights to acquire Class A common shares held by Mr. Nair, all of which have an exercise price that exceeded the closing market price of Class A common shares on February 15, 2023.

(6)Includes 187,500 Class B common shares underlying PSUs that are scheduled to vest within 60 days after the Filing Date.

(b)    Mr. Nair has the sole power to vote and to dispose of, or to direct the voting or disposition of, his common shares of the Issuer.

(c)    Mr. Nair has not executed any transactions in Class A common shares or Class B common shares within the last sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In July 2022, the Issuer and Mr. Nair entered into an amended and restated employment agreement with respect to his continued service as the Issuer’s President and Chief Executive Officer, which was effective July 28, 2022 (the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Nair received a one-time equity commitment award of 625,000 Class B common shares, which was split into three installments (the “Sign-on LILAB Award”). The first installment, consisting of 125,000 unrestricted shares, vested on July 28, 2022. The next installment, consisting of 187,500 Class B common share PSUs, vests on March 15, 2023 based on the determination by the compensation committee of the Issuer’s board of directors on February 15, 2023 that Mr. Nair achieved his 2022 objectives. The final installment, consisting of 312,500 Class B common share PSUs, vests, subject to Mr. Nair’s attainment of his individual performance objectives for 2023, on March 15, 2024.

The Issuer will have a right of first refusal (“ROFR”) with respect to transfers by Mr. Nair of Class B common shares received by him upon vesting of the Sign-on LILAB Award, including the 125,000 unrestricted shares that vested on July 28, 2022. The Issuer may exercise its ROFR to buy the Class B common shares from Mr. Nair at the acquirer’s purchase price (the “target price”), with payment in cash or Class A common shares of the Issuer. If the Issuer waives the ROFR, the transfer to the acquirer must occur within 90 days of the waiver at a price equal to or greater than the target price. The ROFR will not apply to transfers pursuant to a business combination with a third party that is approved by the Issuer’s board of directors or conversions of Class B common shares to Class A common shares pursuant to the Issuer’s Bye-laws. Transfers to “permitted transferees” will not be subject to the ROFR if the transferee agrees to be bound by the same ROFR terms as set forth in the Employment Agreement for subsequent transfers; provided that any and all subsequent transfers by any “permitted transferee” to any person (including, without limitation, such person’s permitted transferee), will be subject to the ROFR terms as set forth in the Employment Agreement. For purposes of the ROFR, “permitted transferees” means (i) Mr. Nair’s immediate family, (ii) certain members of the Issuer’s executive team as long as he or she is employed by the Issuer or one of its subsidiaries at the time of transfer and (iii) significant beneficial owners of Class B common shares as of July 28, 2022.

The foregoing description of the terms of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, which is included as Exhibit 7(a) to this Statement and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

7(a)
Amended and Restated Employment Agreement, made and effective as of July 28, 2022, by and among Liberty Latin America Ltd., LiLAC Communications Inc. and Balan Nair (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 8, 2022 (File No. 001-38335)).*

* Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Mr. Nair hereby agrees to furnish supplementally a copy of such exhibits to the SEC upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2023
Date
/s/ Balan Nair
Balan Nair

EXHIBIT INDEX

Exhibit No.	Name

7(a)
Amended and Restated Employment Agreement, made and effective as of July 28, 2022, by and among Liberty Latin America Ltd., LiLAC Communications Inc. and Balan Nair (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 8, 2022 (File No. 001-38335)).*

* Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Mr. Nair hereby agrees to furnish supplementally a copy of such exhibits to the SEC upon request.